Exhibit 99.1

Press Release

ENLIGHT RENEWABLE ENERGY REPORTS
YEAR-END 2022 FINANCIAL RESULTS

All of the amounts disclosed in this press release are in U.S. dollars unless otherwise noted

TEL AVIV, ISRAEL, March 15, 2023 – Enlight Renewable Energy Ltd. (NASDAQ: ENLT, TASE: ENLT) today reported financial results for the full year ended December 31, 2022.

The Company’s annually earnings materials and a link to the earnings webcast, which begins today at 8:00 AM ET, may be found on the investor relations section of Enlight’s website at https://enlightenergy.co.il/data/financial-reports/

“We delivered record results in 2022, with revenue up 88% and Adjusted EBITDA* up 96% demonstrating our deep track record of converting projects under development through to construction and operations. We succeeded in bringing over 800 MW to operation, commenced construction on 630 MW of generation and 1.7 GWh of energy storage, and expanded our overall Mature Project portfolio1 by 0.9 GW. The entirety of our Mature Project portfolio, including 4.5 GW of generation and 2.7 GWh of energy storage globally, is expected to reach commercial operation by the end of 2025, providing us with a clear path on the future of our business”, said Gilad Yavetz, CEO of Enlight Renewable Energy.

“Enlight is a global renewable energy leader with operations and projects in the United States, Europe and Israel. We have been a top performing publicly traded company in Israel for the past decade and we believe the proceeds from our recent initial public offering in the United States will accelerate our growth, particularly in the United States, where, to our knowledge, we are now the first publicly traded pure-play greenfield renewable energy developer,” Yavetz added. “With the passage of the Inflation Reduction Act in the U.S. and a supportive regulatory backdrop in Europe, we believe we are well positioned to deliver both rapid growth and above-market project returns. We are therefore increasing our annual project deployment guidance from 2026 and beyond to 1.5 GW per year, as we believe we are very well positioned to strategically capture the largest and most attractive renewable energy opportunities across our markets.”

1 Mature Projects include projects which are operational, under construction, in pre-construction (due to commence construction within 12 months as of March 15, 2023 (the “Approval Date”)) and projects with signed PPAs.

Highlights

•
FY 2022 Revenue of $192m, Adjusted EBITDA* of $130m, and Net Income of $38m, up 88%, 96% and 76% year over year, respectively. The company also generated $18m of proceeds from the sale of electricity which were not recognized as revenue or included in Adjusted EBITDA under the International Financial Reporting Standards (“IFRS”) for projects treated as Financial Assets.[2]

•
Record quarterly Revenue of $61m and Adjusted EBITDA[3] of $43m, growing 74% and 99%, respectively, year over year. The company also generated $2m of proceeds from the sale of electricity which were not recognized as revenue or included in Adjusted EBITDA, for projects treated as Financial Assets[2].

•	Robust near-term growth, supported by 1.4 GW of operational projects with an additional 1 GW of generation and 1.7 GWh of storage capacity of projects under construction.

•
Significant increase to our Mature Project portfolio in the fourth quarter of 2022, growing by 14% to 4.5 GW of generation and 2.7 GWh of storage, all of which is expected to reach commercial operation date (“COD”) by year end 2025.

•	$271m net proceeds raised in an initial public offering in the United States in February 2023.

•
Strong full year 2023 Revenue and Adjusted EBITDA[3] guidance, with an increase of 54% over 2022 revenues and 48% over 2022 Adjusted EBITDA at the midpoint, driven by projects which have become operational in H2 2022 and additional projects that are expected to begin operations over the course of 2023.

•	Medium term project deployment guidance updated to 1.5 GW of project additions per year in 2026 and beyond, compared to previous guidance of 1-1.2 GW a year

Overview of Financial and Operating Results

Revenue

($ thousands)	For the three Months Ended		For the year Ended
Segment	12/31/22	12/31/21	12/31/22	12/31/21
Israel	10,910	3,734	51,363	18,919
Central-Eastern Europe	18,206	20,656	70,705	61,326
Western Europe	27,706	7,539	58,991	14,064
Management and construction	4,047	3,108	11,113	8,152
Total Revenues	60,869	35,037	192,172	102,461

2 Pursuant to IFRS, if the government controls and regulates the licensing arrangements for a renewable energy facility and the license term is similar to the facility’s useful life, the facility is viewed, from an accounting perspective, as if it has been transferred to the government’s ownership. Although when evaluating our performance, such a project is like any other renewable energy project we own, from an accounting perspective, it is treated as “Financial Asset”, whereby we are considered strictly as a contractor during both the construction period and operating period.

For the fourth quarter of 2022, the Company’s revenues increased to $61m up from $35m in the same period in 2021. The growth was mainly driven by the addition of new projects, including Gecama, Emek Habacha and Selac, which contributed an additional $32m in the fourth quarter and the recognition of all proceeds from the sale of electricity by the Halutziot project as revenue following its reclassification out of Financial Asset, which contributed an additional $2m to revenue in the fourth quarter. These positive impacts were partially offset by lower production and non-recurring events which reduced availability of the facilities, which had a $6m impact, and weaker currency exchange rates (“FX”), which had a $3m impact. In addition, we sold $2m of electricity in projects treated as financial assets in the quarter, which under IFRS we are required to account for as financing income or other non-P&L metrics.

For the full year 2022, the Company’s revenues were $192m versus $102m in the full year 2021. The increase in revenue was mainly driven by the addition of new projects, which contributed an additional $86m, the reclassification of Halutziot, which contributed an additional $12m, and $2m from power purchase agreement (“PPA”) inflation indexation. These positive impacts were partially offset by lower production and certain events which reduced availability, that had an $8m impact and weaker FX which had a $6m impact. In addition, we sold $18m of electricity for projects treated as financial assets in 2022, which under IFRS we are required to account for as financing income or other non-P&L metrics.

The financial contribution of the Company’s segments is now well balanced between Western Europe, Central-Eastern Europe (“CEE”) and Israel, with 71% of revenues in the fourth quarter of 2022 denominated in Euros, 8% in other European currencies and 21% of revenues denominated in Israeli shekel. Following completion of the Company’s first project in the United States, which is expected to come online by the end of the first half of 2023, the Company’s revenue will also include substantial revenues denominated in U.S. dollars.

Adjusted EBITDA*

In the fourth quarter of 2022, the Company’s Adjusted EBITDA almost doubled to $43m compared to $22m for the same period in 2021. The increase was driven by the same factors which affected our revenue increase in the same period.

For the full year 2022, the Company’s Adjusted EBITDA also nearly doubled to $130m compared to $66m in 2021. The increase was driven by the same factors which affected our revenue increase in the same period and was offset by an additional $8m from corporate overhead expenses.

Portfolio Overview3

The Company continues to accelerate the progress of its project portfolio through the conversion of Development Projects4 into Mature Projects and through the progression of Mature Projects from pre-construction to construction and ultimately operations.

Key changes to the Company’s projects portfolio compared to the third quarter of 2022

•	0.5 GW and 1.5 GWh commenced construction in the fourth quarter, including the following projects: Atrisco Solar and Solar + Storage 2.

•	0.9 GW entered into pre-construction in the fourth quarter, including the following projects: Co Bar Phase 2 (from Advanced Development) and Rustic Hills 1 & 2 (from Contracted).

•	Overall, our Mature Project portfolio grew by 0.5 GW and 0.6 GWh, a 14% increase, driven by the addition of Co Bar Phase 2.

•	Increase in Advanced Development portfolio by 1.1 GW.

United States

The Company is executing successfully across its US project portfolio. Focus continues to be progressing a large volume of projects to maturity through the development process.

Apex Solar (located in Montana) is progressing as planned. COD is expected by the end of the first half of 2023.

3 As of the Approval Date.
4 Development Projects comprise Advanced Development (projects which are expected to begin construction within 13 to 24 months of the Approval Date) and Development (the rest of the projects in the development process).

Atrisco Solar (located in New Mexico and totaling 360 MW solar and 1,200 MWh storage) commenced construction during the fourth quarter 2022. Major equipment is ordered and the construction agreement executed. All interconnection studies are complete. The draft interconnection agreement is underway and expected to be signed in April. The Company is advancing negotiations with financing providers (debt and tax equity). There are strong potential benefits for Atrisco under the Inflation Reduction Act (IRA), including PTC on solar tax equity and the possibility of a domestic content adder on the energy storage system. COD is expected by mid-2024.

The Company has made significant progress on one of the largest projects in its portfolio, CO Bar (located in Arizona and totaling 1,200 MW solar and 824 MWh storage). The initial 580MW of solar is contracted and the remaining capacity including storage is in advanced negotiation with offtakers. The project has secured its primary real estate and conditional use permit (CUP). The system impact study (SIS) is complete and the facilities study is nearing completion. CO Bar is expected to start construction in the second half of 2023 and achieve COD in phases through 2025. Like Atrisco, the CO Bar project potentially stands to benefit from the IRA, including PTC on solar tax equity and the possibility of a domestic content adder on the battery energy storage system. There is further potential to contract an additional 3.2 GWh of storage at CO Bar in the future.

With respect to the supply chain, the Company continues to de-risk its project portfolio. The Company executed an agreement with Waaree for up to 2 GW of modules with delivery through 2025. Together with other module procurement contracts, the Company has clarity on meeting module supply needs for its mature project portfolio in the United States.

Amidst increasing interconnection queue congestion across the United States, the Company continues to see strong interconnection results, which it attributes to its advanced portfolio and market specific knowledge. In the fourth quarter of 2022, the Company increased the projects beyond system impact study (known interconnection cost and timeline) by approximately 2 GW. With more than 8.4 GW of projects past system impact study, the Company believes it is positioned to accelerate its growth in the United States.

Europe

The Company continues to benefit from the significant demand for power across Europe. Despite declining natural gas prices, natural gas remains significantly above historical price levels. Moreover, the steep increase in recent months in the price of carbon, recently eclipsing 100 Euros per ton, has kept thermal generation expensive. For example, in the fourth quarter of 2022, Gecama (Spain) benefited from an average net price of 115 EUR/MWh, 82% of which was hedged.

Project Bjorn (Sweden), one of the largest onshore wind farms in Europe, totaling 372 MW continues to progress with 26 turbines operational (out of 60) as of the date of this release. 52 turbines are fully erected. In Sweden, the Company is able to generate revenues from the sale of electricity for operational turbines even before the project reaches full COD. The Company expects Bjorn to reach full COD by the end of the first half of 2023.

On the development front, Gecama Solar, a 250 MW solar and 200 MWh storage project advances as planned. With real estate and interconnection already secured, the project awaits its environmental and construction permit. Construction is expected to commence by the end of H2 2023 with COD expected by year end 2024.

Israel

In the fourth quarter the Company commenced construction on the project called Solar + Storage 2, totaling 163 MW and 328 MWh of storage. Negotiations of corporate power purchase agreements negotiations are ongoing with COD expected in 2024.

In addition, Genesis Wind, the largest renewable energy project in Israel totaling 189 MW has completed erection of all its wind turbines. Commissioning tests have begun with COD expected in the second half of 2023.

The Company also recently signed definitive agreements with NewMed Energy (TASE: MWND) and its CEO, Yossi Abu, to invest in renewable energy projects across the Middle East & North Africa. Although entering this agreement does not result in an immediate financial affect on the Company, the Company believes that there is a unique opportunity to develop attractive renewable energy projects of significant scale in the region, particularly across Egypt, Jordan and Morocco, which are markets adjacent to Enlight’s current geographic footprint (Israel and Spain).

Balance Sheet and Funding

The Company benefits from a strong liquidity position with the vast majority of its cash held in Euros or U.S. dollars. As of December 31, 2022, but including cash received in the U.S. IPO, 81% of the Company’s cash and cash equivalents was held in U.S. dollars or Euros, with a minimal exposure to the Israeli shekel. The Company has no exposure to Silicon Valley Bank.

	12/31/2022
($ thousands)	Total	Pro Forma[5]
Cash and Cash Equivalents:
Enlight Renewable Energy Ltd ,Enlight EU Energies Kft and Enlight Renewable LLC, excluding subsidiaries	82,342	353,067
Subsidiaries	111,527	111,527
Deposits:
Short term deposits	4,054	4,054
Restricted Cash:
Projects under construction	92,103	92,103
Reserves, including debt service, performance obligations and others	38,728	38,728
Total Cash	328,754	599,479
Financial assets at fair value through profit or loss*	33,895	33,895
Total Liquidity	362,649	633,374

* Securities, largely government fixed income securities

Similarly, approximately 70% of the Company’s estimated Mature Project revenues are expected to be generated in U.S. dollars or Euros

5 Including the net proceeds from the IPO

2023 Financial Outlook

“We are pleased to introduce Revenue and Adjusted EBITDA guidance for 2023 based on our current operational portfolio and expected conversions to operations over the course of the year. We note that our Revenue and Adjusted EBITDA guidance does not include certain proceeds from the sale of electricity for our projects treated as Financial Assets. Similarly, our Adjusted EBITDA outlook does not include tax credits expected to be recognized upon COD of Apex Solar. "We benefit as a well-capitalized and diversified group, and demand for renewable energy continues to increase globally,” said Nir Yehuda, Enlight Renewable Energy’s Chief Financial Officer.

•	Revenue for fiscal year 2023 between $290m and $300m,

•	Adjusted EBITDA* for fiscal year 2023 between $188m and $198m

•	$15m proceeds from the sale of electricity with respect to projects treated as Financial Assets which are not recognized as revenue nor included in Adjusted EBITDA

•	1,759 MW operational by year end 2023

* The section titled “Non-IFRS Financial Measures” below contains a description of Adjusted EBITDA, a non-IFRS financial measure discussed in this press release.  A reconciliation between Adjusted EBITDA and Net Income, its most directly comparable IFRS financial measure, is contained in the tables below. The Company is unable to provide a reconciliation of Adjusted EBITDA to Net Income on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, forward-looking depreciation and amortization, share based compensation, U.S. acquisition expense, other income, finance income, finance expenses, share of losses of equity accounted investees and taxes on income. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results. We note that “Adjusted EBITDA” measures that we disclosed in previous filings in Israel were not comparable to “Adjusted EBITDA” disclosed in the release and in our future filings.

Conference Call Information

Enlight plans to hold its Fourth Quarter 2022 Conference Call and Webcast on Wednesday, March 15, 2023 at 8:00 a.m. ET to review its financial results and business outlook.  Management will deliver prepared remarks followed by a question-and-answer session.  Participants can join by conference call or webcast:

•
Conference Call
Please pre-register by conference call:
https://register.vevent.com/register/BI6be483f1b52b4541a4c425933c76b2e3
Upon registering, you will be emailed a dial-in number, direct passcode and unique PIN.

•	Webcast Please join and register by webcast: https://edge.media-server.com/mmc/p/yjzqcnph

The press release with the financial results as well as the investor presentation materials will be accessible from the Company’s website prior to the conference call. Approximately one hour after completion of the live call, an archived version of the webcast will be available on the Company’s investor relations website at https://enlightenergy.co.il/info/investors/.

Supplemental Financial and Other Information

We intend to announce material information to the public through the Enlight investor relations website at https://enlightenergy.co.il/info/investors, SEC filings, press releases, public conference calls, and public webcasts. We use these channels to communicate with our investors, customers, and the public about our company, our offerings, and other issues. As such, we encourage investors, the media, and others to follow the channels listed above, and to review the information disclosed through such channels.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page of our website.

Non-IFRS Financial Measures

This release presents Adjusted EBITDA, a non-IFRS financial metric, which is provided as a complement to the results provided in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). A reconciliation of the non-IFRS financial information to the most directly comparable IFRS financial measure is provided in the accompanying tables found at the end of this release.

We define Adjusted EBITDA as Net Income adjusted for depreciation and amortization, share based compensation, U.S. acquisition expense, other income, finance income, finance expenses, share of losses of equity accounted investees and taxes on income. Our management believes Adjusted EBITDA is indicative of operational performance and ongoing profitability and uses Adjusted EBITDA to evaluate the operating performance and for planning and forecasting purposes.

Non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as substitutes for financial information presented under IFRS. There are a number of limitations related to the use of non-IFRS financial measures versus comparable financial measures determined under IFRS. For example, other companies in our industry may calculate the non-IFRS financial measures that we use differently or may use other measures to evaluate their performance. All of these limitations could reduce the usefulness of our non-IFRS financial measures as analytical tools. Investors are encouraged to review the related IFRS financial measure, Net Income, and the reconciliations of Adjusted EBITDA provided below to Net Income and to not rely on any single financial measure to evaluate our business.

Special Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding the Company’s business strategy and plans, capabilities of the Company’s project portfolio and achievement of operational objectives, market opportunity and potential growth, and the Company’s future financial results and Revenue, EBITDA, Adjusted EBITDA and proceeds from sale of electricity guidance are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” “forecasts,” “aims” or the negative of these terms and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions.

These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following: slowed demand for renewable energy projects; changes to existing renewable energy industry policies and regulations that present technical, regulatory and economic barriers to renewable energy projects; electricity price volatility, unusual weather conditions (including wind and solar conditions), catastrophic weather- related or other damage to facilities, unscheduled generation outages, maintenance or repairs, unanticipated changes to availability due to higher demand, shortages, transportation problems or other developments, environmental incidents, or electric transmission system constraints and the possibility that we may not have adequate insurance to cover losses as a result of such hazards; our ability to enter into new offtake contracts on acceptable terms and prices as current offtake contracts expire; actual or threatened health epidemics, such as the COVID-19 pandemic, and other outbreaks; operational delays and supply chain disruptions or increased costs of materials required for the construction of our projects, as well as cost overruns and delays related to disputes with construction contractors; the reduction, elimination or expiration of government incentives for, or regulations mandating the use of, renewable energy; our ability to effectively comply with Environmental Health and Safety and other laws and regulations and receive and maintain all necessary licenses, permits and authorizations; a drop in the price of electricity derived from the utility grid or from alternative energy sources; receipt of necessary land use, environmental, regulatory, construction and zoning permissions we need, on favorable terms; advances in technology that impair or eliminate the competitive advantage of our projects; the impact of adverse weather patterns and climate change; the requirements of being a public company the attending diversion of management’s attention; certain provisions in our articles of association and certain applicable regulations that may delay or prevent a change of control; and the other risk factors set forth in the section titled “Risk factors” in our prospectus dated February 13, 2023 filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b), and our other documents filed with or furnished to the SEC, including our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, to be filed with the SEC.

These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

About Enlight

Founded in 2008, Enlight develops, finances, constructs, owns, and operates utility-scale renewable energy projects. Enlight operates across the three largest renewable segments today: solar, wind and energy storage. A global platform, Enlight operates in the United States, Israel and 9 European countries. Enlight has been traded on the Tel Aviv Stock Exchange since 2010 (TASE: ENLT) and completed its US IPO (Nasdaq: ENLT) in 2023.

Appendix 1 - Consolidated statements of financial position

Consolidated Statements of Financial Position as of December 31

	2022	2021
	USD in	USD in
	thousands	thousands
	(Unaudited)	(Audited)
Assets

Current assets
Cash and cash equivalents	193,869	265,933
Deposits in banks	4,054	-
Restricted cash	92,103	35,179
Financial assets at fair value through profit or loss	33,895	39,364
Trade receivables	39,822	17,900
Other receivables	36,953	28,147
Current maturities of contract assets	7,622	16,789
Current maturities of loans to investee entities	13,893	-
Other financial assets	1,493	9,999
Total current assets	423,704	413,311

Non-current assets
Restricted cash	38,728	21,368
Other long term receivables	6,542	6,334
Deferred costs in respect of projects	205,575	171,427
Deferred borrowing costs	6,519	21,138
Loans to investee entities	14,184	26,264
Contract assets	99,152	270,253
Fixed assets, net	2,220,734	1,488,829
Intangible assets, net	279,717	247,059
Deferred taxes	4,683	21,864
Right-of-use asset, net	96,515	105,250
Financial assets at fair value through profit or loss	42,918	28,682
Other financial assets	94,396	13,561
Total non-current assets	3,109,663	2,422,029

Total assets	3,533,367	2,835,340

Consolidated Statements of Financial Position as of December 31 (Cont.)

	2022	2021
	USD in	USD in
	thousands	thousands
	(Unaudited)	(Audited)
Liabilities and equity

Current liabilities
Credit and current maturities of loans from
banks and other financial institutions	165,627	61,822
Trade payables	34,638	27,417
Other payables	77,864	46,058
Current maturities of debentures	15,832	17,914
Current maturities of lease liability	5,850	5,686
Financial liabilities through profit or loss	35,283	14,567
Other financial liabilities	50,255	27,602
Total current liabilities	385,349	201,066

Non-current liabilities
Debentures	238,520	286,656
Convertible debentures	131,385	100,995
Loans from banks and other financial institutions	1,419,057	1,168,569
Loans from non-controlling interests	90,908	78,113
Financial liabilities through profit or loss	48,068	77,952
Other financial liabilities	-	15,300
Deferred taxes	14,133	12,411
Other long term payables	-	1,132
Employee benefits	12,238	6,911
Lease liability	93,773	99,960
Asset retirement obligation	49,902	28,894
Total non-current liabilities	2,097,984	1,876,893

Total liabilities	2,483,333	2,077,959

Equity
Ordinary share capital	2,827	2,549
Share premium	762,516	556,161
Capital reserves	30,469	(4,514)
Proceeds on account of convertible options	15,496	10,405
Accumulated loss	(7,214)	(31,963)
Equity attributable to shareholders of the Company	804,094	532,638
Non-controlling interests	245,940	224,743
Total equity	1,050,034	757,381
Total liabilities and equity	3,533,367	2,835,340

Consolidated Statements of Income

	For the year ended December 31
	2022	2021
	USD in	USD in
	thousands	thousands
	(Unaudited)	(Audited)
Revenues	192,172	102,461
Cost of sales	(40,438)	(21,777)
Depreciation and amortization	(40,563)	(19,446)
Gross profit	111,171	61,238
General and administrative expenses	(28,739)	(15,569)
Development expenses	(5,587)	(4,716)
Transaction costs in respect of acquisition of
activity in the United States	-	(7,331)
Other income	13,767	778
	(20,559)	(26,838)
Operating profit	90,612	34,400

Finance income	23,341	30,333
Finance expenses	(62,591)	(37,175)
Total finance expenses, net	(39,250)	(6,842)

Profit before tax and equity loss	51,362	27,558
Share of loss of equity accounted investees	(306)	(189)
Profit before income taxes	51,056	27,369
Taxes on income	(12,943)	(5,694)
Profit for the year	38,113	21,675

Profit for the year attributed to:
Owners of the Company	24,749	11,217
Non-controlling interests	13,364	10,458
	38,113	21,675
Earnings per ordinary share (in USD) with a par
value of NIS 0.1, attributable to owners of the
parent Company:
Basic earnings per share	0.25	0.12
Diluted earnings per share	0.25	0.12
Weighted average of share capital used in the
calculation of earnings:
Basic per share	97,335,870	93,749,219
Diluted per share	99,978,133	98,108,669

Consolidated Statements of Cash Flows

	For the year ended December 31
	2022	2021
	USD in	USD in
	Thousands	Thousands
	(Unaudited)	(Audited)
Cash flows for operating activities
Profit for the year	38,113	21,675
Adjustments required to present cash flows from operating
activities (Annex A)	67,047	24,146

Cash from operating activities	105,160	45,821

Interest receipts	4,461	1,223
Interest paid	(33,123)	(24,381)
Income Tax paid	(3,700)	(3,497)
Repayment of contract assets	17,578	32,857

Net cash from operating activities	90,376	52,023

Cash flows for investing activities
Acquisition of consolidated companies	(56,962)	(156,496)
Restricted cash, net	(82,053)	47,999
Purchase, development and construction of fixed assets	(639,074)	(453,250)
Investment in deferred costs in respect of projects	(17,069)	(39,506)
Proceeds from sale (purchase) of short term financial assets
measured at fair value through profit or loss, net	(1,881)	(4,218)
Investments in bank deposits	(4,002)	-
Payments on account of acquisition of consolidated company	(3,988)	(1,183)
Loans to investee	(3,706)	(4,091)
Investment in investee	(441)	(7,891)
Loans to non-controlling interests	-	(6,496)
Purchase of long term financial assets measured at fair value
through profit or loss	(10,824)	(19,506)
Net cash used in investing activities	(820,000)	(644,638)

Consolidated Statements of Cash Flows (Cont.)

	For the year ended December 31
	2022	2021
	USD in	USD in
	Thousands	Thousands
	(Unaudited)	(Audited)
Cash flows from financing activities
Receipt of loans from banks and other financial institutions	541,024	632,943
Repayment of loans from banks and other financial institutions	(109,130)	(301,837)
Issuance of debentures	-	107,317
Issuance of convertible debentures	47,755	106,817
Repayment of debentures	(16,571)	(17,348)
Dividends and distributions by subsidiaries to non-controlling
interests	(2,927)	(1,918)
Proceeds from settlement of derivatives	7,820	-
Deferred borrowing costs	(4,957)	(9,951)
Receipt of loans from non-controlling interests	18,136	(9,706)
Repayment of loans from non-controlling interests	(2,302)	20,236
Issuance of shares	206,625	175,079
Exercise of share options	8	25
Repayment of lease liability	(4,327)	(6,344)
Proceeds from investment in entities by non-controlling
interest	1,177	57,001

Net cash from financing activities	682,331	752,314

Increase (decrease) in cash and cash equivalents	(47,293)	159,699

Balance of cash and cash equivalents at beginning of year	265,933	99,330
Effect of exchange rate fluctuations on cash and cash
equivalents	(24,771)	6,904

Cash and cash equivalents at end of year	193,869	265,933

Consolidated Statements of Cash Flows (Cont.)

	For the year ended December 31
	2022	2021
	USD in	USD in
	Thousands	Thousands
	(Unaudited)	(Audited)
Annex A - Adjustments Required to Present Cash Flows From
operating activities:

Income and expenses not associated with cash flows:
Depreciation and amortization	42,267	20,500
Finance expenses in respect of debentures	14	-
Finance expenses in respect of project finance loans	52,309	27,699
Finance expenses in respect of loans from non-controlling
interests	1,381	1,158
Finance expenses in respect of contingent consideration	(8,387)	2,231
Interest income from deposits	(1,669)	-
Fair value changes of financial instruments measured at fair
value through profit or loss	(2,953)	(3,145)
Share-based compensation	8,673	3,980
Deferred taxes	4,882	3,272
Finance expenses in respect of lease liability	1,964	1,243
Finance income in respect of contract asset	(17,189)	(24,310)
Exchange rate differences and others	(850)	3,019
Amortization of deferred costs in respect of projects	31	230
Interest incomes from loans to investees	(1,130)	(1,465)
Company’s share in losses of investee partnerships	306	189
Finance expenses (income) in respect of forward transaction	1,100	(621)
	80,749	33,980
Changes in assets and liabilities items:
Change in other receivables	(4,930)	340
Change in trade receivables	(23,355)	(6,944)
Change in other payables	13,799	(4,624)
Change in trade payables	784	1,175
Change in provisions for employees benefits	-	219
	(13,702)	(9,835)

	67,047	24,146

Segmental Reporting

	For the year ended December 31, 2022
	Israel	Central- Eastern Europe	Western Europe	Management and construction	Total reportable segments	Adjustments	Total
	USD in thousands
	(Unaudited)
External revenues	51,363	70,705	58,991	11,113	192,172	-	192,172
Inter-segment revenues	-	-	-	9,111	9,111	(9,111)	-
Total revenues	51,363	70,705	58,991	20,224	201,283	(9,111)	192,172

Segment Adjusted
EBITDA	57,598	56,181	45,750	4,018	163,547	-	163,547

Reconciliations of unallocated amounts:
Headquarter costs (*)							(18,071)
Intersegment profit							2,037
Repayment of contract asset under concession arrangements							(17,578)
Depreciation and amortization and share based compensation							(50,940)
Other incomes not attributed to segments							11,617
Operating profit							90,612
Finance income							23,341
Finance expenses							(62,591)
Share in the losses of equity accounted investees							(306)

Profit before income taxes							51,056

(*)	Including general and administrative, project promotion and development expenses (excluding depreciation and amortization and share based compensation).

Segmental Reporting (cont.)

	For the year ended December 31, 2021
	Israel	Central- Eastern Europe	Western Europe	Management and construction	Total reportable segments	Adjustments	Total
	USD in thousands
	(Unaudited)
External revenues	18,919	61,326	14,064	8,152	102,461	-	102,461
Inter-segment revenues	-	-	-	10,894	10,894	(10,894)	-
Total revenues	18,919	61,326	14,064	19,046	113,355	(10,894)	102,461

Segment Adjusted
EBITDA	44,549	51,610	11,183	6,623	113,965	-	113,965

Reconciliations of unallocated amounts:
Headquarter costs (*)							(12,086)
Intersegment profit							(2,811)
Repayment of contract asset under concession arrangements							(32,857)
Depreciation and amortization and share based compensation							(24,480)
U.S. acquisition expense							(7,331)
Operating profit							34,400
Finance income							30,333
Finance expenses							(37,175)
Share in the losses of equity accounted investees							(189)

Profit before income taxes							27,369

(*)	Including general and administrative, project promotion and development expenses (excluding depreciation and amortization and share based compensation).

Appendix 2 - Reconciliations between Net income to Adjusted EBITDA

($ thousands)	For the three month period ended		For the Year Ended
	12/31/22	12/31/21	12/31/22	12/31/21
Net Income	10,955	8,116	38,113	21,675
Depreciation and amortization	13,454	6,331	42,267	20,500
Share based compensation	1,140	2,166	8,673	3,980
U.S. acquisition expense	0	341	0	7,331
Other income expenses*	5,846	0	(11,617)	0
Finance income	(4,160)	(7,436)	(23,341)	(30,333)
Finance expenses	12,126	8,859	62,591	37,175
Share of losses of equity accounted investees	234	50	306	189
Taxes on income	3,619	3,275	12,943	5,694
Adjusted EBITDA	43,214	21,702	129,935	66,211

* One time (Income) expenses is largely comprised of movements in the expected earnout for the Clenera acquisition

Appendix 3 - Mature Projects: 4.5 GW operational by 2025
 Operational MW Over Time

Operational MW Over Time
Current status:
Operational
Under construction
Pre construction
CAGR +85%
2021A-2025E
385 MW
385
721 MW
721
1,759 MW
18
320
1,421
2,700 MW
328
951
1,421
Gecama Solar: 250 MW
Atrisco: 360 mw
4,531 MW + 2,707MWh
2,159
951
1,421
Co Bar: 1,200MW
2021A
2022A
2023E
2024E
2025E

Appendix 4 - Mature Projects information

a)	Segment information: Operational projects

($ thousands)		Twelve Months ended December 31, 2022			3 Months ended December 31
Operational Project Segments	Installed Capacity (MW) Dec-2022	Generation (GWh)	Reported Revenue*	Segment Adjusted EBITDA	Generation (GWh)		Reported Revenue		Segment Adjusted EBITDA
					2021	2022	2021	2022	2021	2022
Israel	262	478	51,363	57,598	51	98	3,734*	10,910*	7,410	9,608
Western Europe	831	682	58,991	45,750	103	292	7,539	27,706	6,271	23,618
Central & Eastern Europe	316	718	70,705	56,181	191	184	20,656	18,206	17,751	14,085
Total Consolidated	1,409	1,878	181,059	159,529	345	574	31,929	56,822	31,432	47,311
Unconsolidated at share	12
Total	1,421
Total Consolidated Q4 2022 Segment Adjusted EBITDA for Israel, Western Europe and Central & Eastern Europe	47,311
Less: Q4 2022 Segment Adjusted EBITDA for projects that were not fully operational in Q4 2022	(1,142)
Annualized Q4 2022 Consolidated Segment Adjusted EBITDA (“Annualized EBITDA”)**	184,676
Invested Capital for Consolidated Projects that were Fully Operational as of October 1, 2022 (“Invested Capital”)***	1,600,000
Annualized EBITDA / Invested Capital	11.5%

* We generated $2m of proceeds from the sale of electricity in Israel under long term PPAs which are not recognized as revenue or included in Adjusted EBITDA (projects treated as Financial Assets) for the fourth quarter ended December 31, 2022 and $18m for the twelve months ended December 31, 2022.
** We use an annualized total amount of Segment Adjusted EBITDA given the rapid growth of our Operational Projects between quarters in 2022, which resulted in rapid growth in our Segment Adjusted EBITDA in between quarters. In addition, our geographic and technological diversity substantially mitigates any seasonal effects.
*** Invested capital in a project reflects the total cost we incurred to complete the development and construction of such project.

b)	Operational projects that have been operational for less than a full year

($ thousands)		Twelve Months ended December 31, 2022		3 Months ended December 31
Consolidated Projects	Installed Capacity (MW) Dec-2022	Generation (GWh)	Reported Revenue	Generation (GWh)	Reported Revenue
Gecama (Full COD August '22)	329	337	43,512	188	22,843
Bjorn (Initial COD October '22)*	372	18	1,281	18	1,282
Emek Habacha (COD April '22)	109	199	21,242	49	5,153

* Full COD expected by end of Q2 2023. 11 turbines operational as of December 31,2022; 26 turbines operational as of the date of this release (out of a total of 60 turbines)

c)	Projects under construction

Consolidated Projects ($ millions)*	Country	Generation Capacity (MW)	Storage Capacity (MWh)	Est. COD	Est. Total Project Cost	Capital Invested as of Dec. 31, 2022	Est. Equity Required (%)	Equity Invested as of Dec. 31, 2022	Est. Tax Equity (% of project cost)**	Est. First Full Year Revenue	Est. First Full Year EBITDA***
Apex Solar	United States	105	-	H1 2023	123-129	76	10%	-	90%	11-12	8
Atrisco Solar	United States	360	1,200	H1 2024	824-866	67	15%	67	55%	51-53	43-45
Genesis Wind	Israel	189	-	H2 2023	355	340	15%	53	N/A	51-53	40-42
Solar+Storage Cluster 1	Israel	89	155	H1 2024	125-131	107	25%	107	N/A	11	7
Solar+Storage Cluster 2	Israel	163	328	H2 2024	201-212	13	-	13	N/A	39-41	16-17
AC/DC	Hungary	26	-	H2 2023	23-24	16	30%	16	N/A	2	2
Total Consolidated		932	1,683		1,651-1,717	619		256		165-172	116-121
Unconsolidated at share	Israel	19	-	H1 2024	35-37	-	-	-	N/A	3	3
Total		951	1,683		1,686-1,754	619		256		168-175	119-124

* For projects not located in the United States, the conversion into U.S. dollars was based on foreign exchange rates as of the date of the financial statements (December 31, 2022)
** Total tax equity investment anticipated as a percentage of total project costs
*** EBITDA does not include recognition of PTC or ITC tax credits. EBITDA is a non-IFRS financial measure. The Company is unable to provide a reconciliation of EBITDA to Net Income on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted.

d)	Pre-Construction Projects (due to commence construction within 12 months of the Approval Date)

Major Projects ($ millions)*	Country	Generation Capacity (MW)	Storage Capacity (MWh)	Est. COD	Est. Total Project Cost	Capital Invested as of Dec. 31, 2022	Est. Equity Required (%)	Equity Invested as of Dec. 31, 2022	Est. Tax Equity (% of project cost)**	Est. First Full Year Revenue	Est. First Full Year EBITDA***
CoBar Complex	United States	1,200	824 (3.2 GWh additional potential)	2025	1,529-1,607	8	15%	8	48%	96-102	75-79
Rustic Hills 1&2	United States	256	-	H1 2025	284-298	3	15%	3	53%	16-17	13-14
Gecama Solar	Spain	250	200	H2 2024	234-246	1	50%	1	N/A	36-38	30-32

Other Projects ($ millions)*	MW Deployment			Storage Capacity (MWh)	Est. Total Project Cost	Capital Invested as of Dec. 31, 2022	Est. Equity Required (%)	Equity Invested as of Dec. 31, 2022	Est. Tax Equity (% of project cost)**	Est. First Full Year Revenue	Est. First Full Year EBITDA***
	2023	2024	2025
United States	-	-	305	-	354-372	9	25%-30%	9	40%-45%	22-23	16-17
CEE	-	60	-	-	47-49	4	35%	4	N/A	8	7
Israel	18	-	38	-	69-73	3	25%	3	N/A	8-9	6
Total Consolidated	18	60	343	-	470-494	16	-	16	-	38-40	29-30
Unconsolidated at share	-	-	32	-	39-41	2	30%	2	N/A	6	5
Total	18	60	375	-	509-535	18	-	18	-	44-46	33-35
Total Pre-Construction	2,159	MW	1,024	MWh	2,556-2,686	30		30		192-203	152-160

* For projects not located in the United States, the conversion into U.S. dollars was based on foreign exchange rates as of the date of the financial statements (December 31, 2022)
** Total tax equity investment anticipated as a percentage of total project costs
*** EBITDA does not include recognition of PTC or ITC tax credits. EBITDA is a non-IFRS financial measure. The Company is unable to provide a reconciliation of EBITDA to Net Income on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted

Appendix 5 – Functional Currency Conversion Rates:

The financial statements of each of the Company’s subsidiaries were prepared in the currency of the main economic environment in which it operates (hereinafter: the “Functional Currency”). For the purpose of consolidating the financial statements, results and financial position of each of the Group’s member companies are translated into the Israeli shekel (“NIS”), which is the Company’s Functional Currency. The Group’s consolidated financial statements are presented in U.S. dollars (“USD”)..

FX Rates to USD:

Date of the financial statements:	Euro	NIS
As of December 31, 2022	1.07	0.28
As of December 31, 2021	1.13	0.32
Average for the 12 months period ended:
December 31, 2022	1.05	0.30
December 31, 2021	1.18	0.31
Average for the 3 months period ended:
December 31, 2022	1.02	0.29
December 31, 2021	1.13	0.32